Exhibit 99(a)(8)
Press Release
FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281
DWS Dreman Value Income Edge Fund, Inc. and DWS Global High Income Fund, Inc. Announce
Commencement of Tender Offer and
Update on Changes to DWS Dreman Value Income Edge Fund, Inc.
     NEW YORK, NY, October 22, 2010 — DWS Dreman Value Income Edge Fund, Inc. (NYSE: DHG) and DWS Global High Income Fund, Inc. (NYSE: LBF) each announced the commencement of a self tender offer on the terms and subject to the conditions set forth in the Fund’s offer to purchase notice, which began mailing today to stockholders.
     Each Fund is offering to purchase up to 25% of its issued and outstanding shares of common stock at a price equal to 99% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the next business day after the date on which the offer expires. The offer will terminate at 11:59 p.m. Eastern Time on November 19, 2010, unless extended.
     In addition, the changes to DHG’s investment objective, investment strategy and related investment policies, the change to the Fund’s name, and the transition of portfolio management to Deutsche Investment Management Americas Inc.’s high yield group led by Gary Russell are now currently intended to take effect on or about November 5, 2010 rather than December 2010, as previously announced on October 4, 2010. In connection with these changes, the name of the Fund will also change to DWS High Income Opportunities Fund, Inc. Additional information about these changes is included in DHG’s tender offer documents, which began mailing today to stockholders and are also being filed today with the Securities and Exchange

Commission (“SEC”) on Schedule TO. DHG’s Schedule TO is available on the SEC’s publicly available website at www.sec.gov.
     For more information visit www.dws-investments.com or call (800) 349-4281.
DWS Dreman Value Income Edge Fund, Inc. (NYSE: DHG) is a closed-end management investment company that is subject to investment risk. The Fund’s current investment objective is to seek to achieve a high level of total return. Short sales — which involve selling borrowed securities in anticipation of a price decline, then returning an equal number of the securities at some point in the future — could magnify losses and increase volatility. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investments in lower-quality and non-rated securities present greater risk of loss than investments in higher-quality securities. Stocks may decline in value. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility. Leverage results in additional risks and can magnify the effect of any losses. As discussed in this press release, the Fund’s investment objective and investment strategies are changing on or about November 5, 2010. More information about these changes, including certain risk information, can be found in the above-mentioned DHG tender offer documents, which documents are available on the Securities and Exchange Commission’s website at www.sec.gov.
DWS Global High Income Fund, Inc. (NYSE: LBF) is a closed-end management investment company that is subject to investment risk. The Fund’s investment objectives are to seek high current income as its primary objective and capital appreciation as a secondary objective through investment principally in global income securities. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Leverage results in additional risks and can magnify the effect of any losses.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any fund. The applicable fund is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such fund should read the offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about that fund’s tender offer. Shareholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov. or from the information agent, Georgeson Inc. Georgeson Inc, can be reached at (866) 828-4305 for DHG and (866) 628-6123 for LBF.
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.
Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-19286-2 10/10)